AB Volvo

Press information July 25, 2007

Volvo Group – six months ended June 30, 2007

•	Net sales increased by 5% to SEK 71.4 billion (68.0) in the second quarter

•	Adjusted for changes in exchange rates, and acquired and divested units, net sales decreased by 1%

•	Operating income decreased by 6% to SEK 6.119 M (6.539) in the second quarter

•	Income for the period decreased by 14% to SEK 4.030 M (4.680) in the second quarter

•	Diluted earnings per share amounted to SEK 1.98 (2.31) in the second quarter

•	The Industrial Operation’s operating cash flow amounted to SEK 6.1 billion (6.0) in the second quarter

•	Nissan Diesel and Ingersoll Rand Road Development consolidated in the Volvo Group for the first time in the second quarter

Volvo Group
	Second quarter		First six months
	2007	2006	2007	2006	Change
Net sales Volvo Group	71,446	67,994	132,482	130,729	1%
Operating income Volvo Group	6,119	6,539	11,447	11,969	(4%)
Operating income Industrial operations	5,698	6,055	10,631	11,081	(4%)
Operating income Customer Finance	421	484	816	888	(8%)
Operating margin Volvo Group	8.6	9.6	8.6	9.2
Income after financial items	5,970	6,457	11,377	11,929	(5%)
Income for the period	4,030	4,680	7,786	8,678	(10%)
Diluted earnings per share, SEK	1.98	2.31	3.83	4.27
Return on shareholders' equity last 12 months, %			17.9	18.6

Aktiebolaget Volvo (publ) 556012-5790	Contacts
Investor Relations, VHQ	Investor Relations:	Christer Johansson	+46 31 66 13 34
SE-405 08 Göteborg, Sweden		Joakim Wahlström	+46 31 66 11 91
Tel +46 31 66 00 00 Fax +46 31 53 72 96		Patrik Stenberg	+46 31 66 13 36
www.volvo.com		John Hartwell	+1 212 418 7432
		Noah Weiss	+1 212 418 7431

CEO comment – continued favorable development in Europe and Asia

During the second quarter, demand remained favorable in most of our markets in Europe, Asia and South America. As anticipated, the trend was weaker in North America and Japan. In the second quarter, Nissan Diesel and Ingersoll Rand’s division for road machinery were included in the Group for the first time. The acquired companies strengthen our competitiveness in key markets and strategic product segments.

In total, the Group sold products and services for slightly more than SEK 71 billion. We delivered an operating income of more than SEK 6 billion with an operating margin of 8.6% and a good cash flow, despite the down-turn in North America and an unfavorable exchange rate development. The trend in Asia and Eastern Europe is particularly favorable, and these are important markets in which we are continuously strengthening our position and expanding our distribution network to provide our customers with even better service. We have managed the down-turn in North America well and the underlying profitability of the Group is strong. In parts of the Group, the high level of demand means that it is a challenge to be able to deliver in pace with customer orders. The industrial system, particularly in Europe, is under a large amount of strain.

Favorable market and strong product program

In truck operations, the market trend is very strong in Europe and significantly weaker in North America. Order bookings rose by 68% in Europe, where the focus was on gradually increasing capacity in the entire industrial system to be able to meet demand.
   In North America, the quarter was difficult as predicted as a result of the transition to new trucks with a new generation of engines. There were also disturbances in conjunction with changes in the North American production structure intended to create a more efficient structure for the future. Toward the end of the quarter, the situation in the plants gradually improved, but productivity is still unsatisfactory. Despite the difficulties in North America and the costs arising from the integration of Nissan Diesel, truck operations achieved a margin of 8.3%. Nissan Diesel had a tough start in the Group due to a weak market in Japan and certain non-recurring costs in conjunction with the acquisition.
   With favorable market demand and a strong product program, construction equipment had very high underlying growth. Profitability remained favorable, despite some production disruptions and unfavorable exchange-rate trends that had a strong effect on earnings during the quarter.
   In Buses, earnings were reduced in part by profitability problems in Mexico as a result of low volumes and production disruptions in Europe in conjunction with the transition to the new engines, which resulted in increased costs.
   Volvo Penta strengthened profitability and achieved its highest-ever operating margin of 13.8%. This was due to continued success for the marine diesel engines and a very favorable trend for industrial engines, which are based on the Group’s new engine program.
   Volvo Aero took an important step in component manufacturing during the quarter when tests of an important component for the new aircraft engine, GEnx, were approved. This is Volvo Aero’s largest commercial engine project. Profitability was negatively affected during the quarter, however, by the closure of the engine maintenance facility in Bromma, which has now been completed and where capacity utilization toward the end was very low.
   Customer financing operations continued to show favorable profitability with low credit losses. New financing set a new record during the quarter with a volume of SEK 10.7 billion, which was in part an effect of our efforts to expand financing operations to new markets.

Investments for the future

Volvo has taken decisions on investments to take advantage of the increased demand for its products in such growth markets as Eastern Europe and Asia. With rising demand, there is an increased need for both heavy diesel engines and gearboxes. To meet this demand, Volvo will invest a total of SEK 1.7 billion through 2009 in engine and gearbox production.
   The Volvo Group of today has a significantly more efficient production structure that better exploits the advantages of common technology and shared vehicle architecture and collective volumes, although some work remains to reduce bottlenecks and further increase delivery precision. At the same time, we are integrating Nissan Diesel, Ingersoll Rand’s division for road construction equipment and Lingong in the Group during a period when the global economy is strong. Hard work on the part of all Group employees will continue to be needed to meet customer demand and develop the Group’s business.

Leif Johansson
President and CEO

Important events

Volvo divesting interest in Petro Stopping Centers

Volvo Trucks North America, part of the Volvo Group, is divesting its entire 28.68-percent ownership in U S truck stop chain Petro Stopping Centers Holding L P to TravelCenters of America and Hospitality Properties Trust.  The purchase consideration amounts to SEK 316 M (USD 46.3 M). The transaction will result in a capital gain of SEK 316 M affecting second quarter operating income in Volvo Group’s truck segment. Volvo Trucks North America purchased its holding in Petro in 1999 to strengthen its network of parts and service points in North America. Since then, major investments have been made in the Volvo distribution network in North America and, accordingly, ownership in Petro now has less strategic importance.

Volvo is applying for delisting from the NASDAQ stock exchange

In June, AB Volvo decided to apply for delisting of the Volvo share from the NASDAQ stock exchange in the US and for deregistration of the Class B share from the US Securities and Exchange Commission, SEC. Volvo’s American Depositary Receipts (ADRs), which correspond to B shares, have been listed on NASDAQ since 1985. The listing was part of efforts to increase international ownership of Volvo. The deregulation of international capital markets and the increase in international ownership of shares on the OMX Nordic Exchange Stockholm have resulted in trading being concentrated to Stockholm. Recently, trading in ADRs has corresponded to less than 3% of total trading in the Volvo B share, which the Board of Directors does not consider to be proportionate with the costs for maintaining the listing. However, Volvo intends to maintain the program for ADRs. Following the delisting, all trading in Volvo shares will be concentrated to OMX Nordic Exchange Stockholm.

Volvo decides on investments in production of engines and gearboxes

As a result of increased demand for the Volvo Group’s products in emerging markets such as Eastern Europe and Asia, production requirements for heavy diesel engines and heavy gearboxes are also rising. To meet this demand, AB Volvo in June decided to invest a total of SEK 1.7 billion in the Group’s manufacturing of diesel engines and heavy gearboxes in the period through 2009. The foundry and production plant in Skövde, where production capacity for heavy diesel engines will be increased by 20%, will account for a large part of the investment, slightly more than SEK 1.1 billion. The investment there will comprise machinery, premises and environment-enhancing measures. In Köping, where production of gearboxes is conducted, the investment will amount to SEK 400 million, which will increase production capacity for gearboxes by 50%. In addition, minor investments will be made in a number of Volvo Powertrain’s plants in other parts of the world, to ensure that industrial systems are adjusted to the higher production capacity.

Renault Trucks concludes truck-production agreement with Turkish company Karsan

In July, Volvo Group subsidiary Renault Trucks concluded a cooperation agreement with the Turkish independent auto manufacturer Karsan concerning production of trucks for the growing markets in Turkey and neighboring countries. Karsan will produce the trucks on behalf of Renault Trucks at Karsan’s plant in Bursa, Turkey, as of 2009. The models to be produced by Karsan will be Renault Premium Route, Renault Premium Lander and Renault Kerax. The vehicles will be distributed via Renault Trucks’ dealer network in Turkey and neighboring countries. Karsan’s plant will have the capacity to produce approximately 5,000 vehicles annually. Karsan has 817 employees and manufactured a total of 12,500 vehicles in 2006. In 2006, the Turkish market for vehicles with a weight exceeding six tons amounted to more than 40,000 units.

Volvo raises new financing

During the second quarter, the Volvo Group raised new funding of EUR 1 billion and SEK 5.1 billion in the European capital markets. The bond issues were well received in the market and the Euro bond issue was oversubscribed four times. The debenture loan of EUR 1 billion will mature in 2017. The loan in SEK consists of two debenture loans, each maturing in 2014. One loan totals SEK 3.0 billion while the other totals SEK 2.1 billion. These loans were raised to finance the acquisitions during 2007 of Nissan Diesel, Ingersoll Rand’s division for road construction equipment and Lingong, as well as for the share repurchase and dividend approved by the Annual General Meeting.

Important events reported earlier

•	Volvo completes purchase of Nissan Diesel
•	Volvo finalizes acquisition of Ingersoll Rand’s road development equipment division
•	Decisions on several major investments
•	Annual General Meeting of AB Volvo

For further information regarding previously reported important events, please refer to Volvo Group’s report on the first three months of 2007. Detailed information is also available at www.volvo.com

Financial summary of the second quarter

Income Statement Volvo Group
	Second quarter			First six months
SEK M	2007	2006	Change	2007	2006	Change
Net sales Volvo Group	71,446	67,994	5%	132,482	130,729	1%
Operating Income Volvo Group	6,119	6,539	(6%)	11,447	11,969	(4%)
Operating income Industrial operations	5,698	6,055	(6%)	10,631	11,081	(4%)
Operating income Customer Finance	421	484	(13%)	816	888	(8%)
Interest income and similar credits	249	164	52%	489	323	51%
Interest expense and similar credits	(332)	(189)	76%	(480)	(372)	29%
Other financial income and expenses	(65)	(57)	14%	(79)	9	-
Income after financial items	5,970	6,457	(8%)	11,377	11,929	(5%)
Taxes	(1,941)	(1,777)	9%	(3,591)	(3,251)	10%
Income for the period	4,030	4,680	(14%)	7,786	8,678	(10%)

Net sales

The Volvo Group’s net sales increased by 5% to SEK 71,446 M during the second quarter of 2007, compared with SEK 67,994 M the corresponding quarter a year earlier. Net sales increased as an effect of the contribution from acquired companies.

Operating income

The Volvo Group’s operating income decreased by 6% to SEK 6,119 M in the second quarter (6,539). Operating income was negatively affected by purchase price allocation adjustments (PPA) amounting to SEK 275 M. Excluding these adjustments, the Group’s operating margin was 9.0%. Going forward, the adjustments are expected to amount to approximately SEK 200 M per quarter. The Industrial operations operating income amounted to SEK 5,698 M, which was 6% lower than the preceding year when it amounted to SEK 6,055 M. Operating income of the Volvo Group’s Customer Finance decreased by 13% to SEK 421 M (484). For detailed information on the development, see below.

Net financial items

Net interest expense in the second quarter was SEK 83 M, compared with an expense of SEK 25 M for the corresponding period in the preceding year. The increased interest expense is primarily attributable to increased debt as a result of acquisitions, share dividend and share redemption. Higher short-term interest rates in Sweden, where the Group’s liquid funds are invested, and lower costs for post-employment benefits, owing to the transfers to pension foundations carried out in the preceding year, had a positive effect on net interest expense. During the quarter, market valuation of derivatives had no effect on Other financial income and expenses (in the preceding year, the effect on earnings was positive in an amount of SEK 7 M).

Income taxes

The tax expense in the second quarter regarding both current and deferred tax amounted to SEK 1,941 M (1,777). The tax rate during the quarter was 32.5% (27.5%). The tax rate in the preceding year was reduced as an effect of the recognition of deferred tax assets.

Income for the period and earnings per share declined

Income for the period amounted to SEK 4,030 M (4,680) in the second quarter. Earnings per share before dilution amounted to SEK 1.98 (2.31). Assuming all outstanding options are exercised, earnings per share after full dilution was SEK 1.98 (2.31).

Volvo Group’s Industrial Operations – an expected weakening in North America

Net sales for the Volvo Group’s Industrial Operations declined by 6% to SEK 69,339 M. Adjusted for changes in exchange rates, and acquired and divested units, net sales declined by 1%.
   As of the second quarter, Nissan Diesel and Ingersoll Rand’s road development equipment division are part of the Volvo Group. Nissan Diesel was consolidated as of April 1 and Ingersoll Rand’s road development equipment as of May 1. Nissan Diesel contributed net sales of SEK 4,614 M during the quarter and Ingersoll Rand’s road development equipment contributed SEK 1,132 M.
   Net sales was negatively impacted by the sharp drop in demand for trucks in North America, after new, more stringent emissions legislation became effective on January 1, 2007. Net sales were also negatively affected by delivery problems in conjunction with production changeovers in the North American truck operations. The decline in North America was partly offset by favorable demand in the rest of the world, not least in Eastern Europe, where sales developed strongly as an effect of high economic growth, which drives increases in transportation needs and investments in infrastructure. In Asia, sales more than doubled, mainly as a result of the contribution from Nissan Diesel and Lingong.

Net sales by market area	Second quarter			First six months
SEK M	2007	2006	Change	2007	2006	Change
Western Europe	31,610	30,779	3%	61,059	59,150	3%
Eastern Europe	7,105	4,429	60%	12,219	7,506	63%
North America	12,277	19,114	(36%)	24,437	38,229	(36%)
South America	3,642	3,225	13%	6,699	5,903	13%
Asia	10,347	5,012	106%	16,144	9,547	69%
Other markets	4,358	3,121	40%	7,638	5,771	32%
Total Industrial operations	69,339	65,680	6%	128,196	126,106	2%

Trucks’ net sales increased by 3% to SEK 46,331 M (44,970), Construction Equipment’s rose by 24% to SEK 14,146 M (11,416), and Volvo Penta’s by 10% to SEK 3,215 M (2,927). On the other hand, net sales in Buses declined by 11% to SEK 4,107 M (4,622) and in Volvo Aero by 5% to SEK 1,845 M (1,950).

Income Statement Industrial operations
	Second quarter			First six months
SEK M	2007	2006	Change	2007	2006	Change
Net sales	69,339	65,680	6%	128,196	126,106	2%
Cost of sales	(53,706)	(50,501)	6%	(98,881)	(96,862)	2%
Gross income	15,633	15,179	3%	29,315	29,244	0%
Gross margin	22.5	23.1		22.9	23.2	-
Research and development expenses	(2,679)	(2,034)	32%	(5,013)	(3,985)	26%
Selling expenses	(5,793)	(5,059)	15%	(10,765)	(9,999)	8%
Administrative expenses	(1,706)	(1,598)	7%	(3,528)	(3,258)	8%
Other operating income and expenses	(122)	(486)	(75%)	175	(1,096)	-
Income from investments in associated companies	317	12	-	398	44	-
Income from other investments	48	41	16%	49	131	(63%)
Operating income	5,698	6,055	(6%)	10,631	11,081	(4%)
Operating margin	8.2	9.2		8.3	8.8	-

Lower operating income

In the second quarter of 2007, operating income for the Volvo Group’s Industrial Operations amounted to SEK 5,698 M, which was 6% lower than the second quarter of 2006. The operating margin for the Industrial Operations amounted to 8.2% (9.2).
   Outside North America, demand for the Group’s products is very good, which in combination with competitive product programs has resulted in a continued favorable price realization. The high demand also leads to continued high capacity utilization in the Group’s industrial systems outside North America. An advantageous product and market mix, with increased sales in Europe, has made a positive contribution to the Group’s earnings, and at the same time the Volvo Group’s dealer operations and the products and services in aftermarket business continue to show increased profitability.
   Operating income was adversely affected as a consequence of lower demand in North America, and as an effect of considerable disruptions in the production in conjunction with the transition to a new generation of engines and changeovers in the industrial system in North America.
   The operations of the acquired companies Nissan Diesel and Ingersoll Rand’s road development equipment division contributed SEK 222 M in operating income during the second quarter, excluding purchase price allocation adjustments (PPA).
   Nissan Diesel’s operations generated a contribution to operating income amounting to SEK 94 M, excluding negative effects from purchase price allocation adjustments (PPA) amounting to SEK 240 M, whereof SEK 158 M is attributable to amortization of intangible and tangible assets and SEK 82 M is attributable to revaluation of inventories.
   Ingersoll Rand road development equipment operations generated a contribution to operating income amounting to SEK 128 M, excluding negative effects from purchase price allocation adjustments (PPA) amounting to SEK 35 M, whereof SEK 21 M is attributable to amortization of intangible and tangible assets and SEK 14 M is attributable to revaluation of inventories.
  The increase in selling expenses is primarily an effect of the acquired companies.
   Research and development costs amounted to SEK 2,679 M (2,034). Compared with the preceding year, costs rose by SEK 370 M as a result of reduced capitalization of costs and increased amortization on previously capitalized costs
   The improvement in Other operating income and expenses is primarily attributable to currency contracts and currency related translation differences and the sale of Sörred Energi, The sale had a positive impact on operating income amounting to SEK 200 M.
   During the quarter, the entire holding of 28.68% in the associated company Petro Stopping Centers was sold, which had a positive effect of SEK 316 M on the operating income in Trucks.
   The combined effect of changed exchange rates, particularly for the USD, had an adverse effect on operating income of approximately SEK 700 M in the second quarter of 2007, compared with the same period in 2006.

Maintained operating cash flow in industrial operations

In the second quarter of 2007, operating cash flow amounted to SEK 6.1 billion (6.0). Working capital declined by SEK 1.7 billion during the quarter. Financial items and income taxes paid had a negative impact on cash flow amounting to SEK 1.3 billion during the quarter, primarily relating to income tax payments.

Volvo Group’s Customer Finance – good growth

Total new financing volume in the second quarter of 2007 amounted to SEK 10.7 billion (9.6), an overall record for quarterly volume. In total, 12,149 units (11,142) were financed during the quarter, resulting in an average financing per contract of SEK 0.88 M (0.86). In the markets where financing is offered, the average penetration rate in the second quarter was 25% (19).
  At June 30, 2007 total assets in Customer Finance amounted to SEK 85 billion (82). Adjusted for exchange-rate movements, the credit portfolio grew by 5.9% (8.3).
   Operating income in the second quarter amounted to SEK 421 M (484). Return on shareholders’ equity for the rolling 12 months was 12.9% (14.0). The equity ratio at the end of the second quarter was 8.3% (10.2).
   Credit provision expenses in the second quarter, while still at low levels, increased when compared with the second quarter 2006, which was exceptionally low, and both 2006 and 2007 second quarters had strong portfolio performance. Write-offs in the second quarter amounted to SEK 54 M (71). The annualized write-off ratio through June 30, 2007, was 0.33% (0.34). On June 30, 2007, the total credit reserves were 1.82% of the credit portfolio (1.99).

Income Statement Customer Finance
	Second quarter			First six months
SEK M	2007	2006	Change	2007	2006	Change
Finance and lease income	1 894	1 783	6%	3 699	3 521	5%
Finance and lease expenses	(1098)	(984)	12%	(2140)	(1949)	10%
Gross income	796	799	(0%)	1 559	1 572	(1%)
Selling and administrative expenses	(359)	(304)	18%	(713)	(618)	15%
Credit provision expenses	(32)	(11)	187%	(65)	(56)	15%
Other operating income and expenses	16	0	-	35	(10)	-
Operating income	421	484	(13%)	816	888	(8%)
Income taxes	(144)	(145)	(1%)	(304)	(287)	6%
Income for the period	277	339	(18%)	512	601	(15%)
Return on Equity, 12 month moving values				12,9%	14,0%	-

Growth – organic and through Volvo Group acquisitions

Volvo Financial Services continued to grow organically in the second quarter as overall penetration levels increased from 19% in the second quarter of 2006 to 25% in the second quarter of 2007. In Europe, Volvo Trucks penetration improved from 22% in the second quarter of 2006 to 25% during the second quarter of 2007. In North America, Volvo Trucks penetration and Mack Trucks penetration increased significantly from 13% and 11% to 19% and 21% respectively. Despite lower penetration compared to the same quarter of 2006, other markets, and in particular Eastern Europe, recorded significantly higher retail volume consistent with the sales growth of the other Volvo Business Areas.
   During the quarter, Volvo Financial Services commenced wholesale financing activities in North America for dealers of the recently acquired Ingersoll Rand Road Development business. This is an important part of the financial offering and is a precursor for the start of retail financing operations in the third quarter in that market. Together, these activities resulted in the record volume level and a continued net increase in the total credit portfolio.
   In addition to the work being conducted to establish operations in Slovakia, Hungary and South Korea reported at the end of the first quarter, Volvo Financial Services has commenced feasibility studies in a number of other markets to determine further geographic coverage and profitable growth opportunities.

Volvo Group financial position

The Volvo Group’s financial position changed during the second quarter as an effect of the acquisitions of Nissan Diesel and Ingersoll Rand’s division for road development equipment and the transfer of capital to the shareholders. As a consequence of the acquisitions and the transfer of capital, the Industrial Operations had a net financial debt amounting to SEK 16.1 billion at the end of the second quarter 2007. At the end of 2006, the Industrial Operations had net financial assets amounting to SEK 23.1 billion.
   During the second quarter AB Volvo borrowed EUR 1 billion and SEK 5.1 billion on the European capital market. The borrowing was made to finance the acquisitions made during 2007 and the share redemption and share dividend decided upon by the annual general meeting.
   The Volvo Group’s total assets amounted to SEK 315.5 billion at June 30, 2007, an increase of 57.1 billion since year-end 2006. Assets increased mainly as a result of higher levels of inventory and increased intangible and tangible assets due to the acquisitions. Changed currency exchange rates increased assets by SEK 2.6 billion.
   Shares and participations amounted to 2.4 billion at June 30, 2007, a decrease from year-end 2006 with 4.5 billion as a result of the reclassification of Nissan Diesel from associated company to Group Company.
   The customer financing receivables amounted to SEK 70.1 billion at June 30, 2007, an increase by 5.4 billion since year-end 2006.
   Shareholder’s equity at June 30, 2007, amounted to 76.1 billion.
   Total contingent liabilities at June 30, 2007, amounted to SEK 7.5 billion, a decrease of SEK 0.2 billion compared with December 31, 2006
   Sales to associated companies amounted to SEK 370 M and purchasing from associated companies amounted to SEK 51 M during the second quarter 2007. On June 30, 2007, receivables from associated companies amounted to SEK 178 M and liabilities to associated companies to SEK 12 M. Sales to Renault SA amounted to SEK 267 M and purchasing from Renault SA to SEK 1,111 M during the first six months of 2007. Receivables from Renault SA amounted to SEK 67 M and liabilities to Renault SAS to SEK 402 M, at June 30, 2007.

Number of employees

On June 30, 2007, the Volvo Group had 97,831 employees, compared with 83,187 at year-end 2006. The increase is mainly related to acquired companies.

Business area overview

Net sales	Second quarter				First six months		12 month	Jan-Dec
SEK M	2007	2006	Change	Change1)	2007	2006	rolling values	2006
Trucks	46,331	44,970	3%	(6%)	85,530	86,495	170,299	171,265
Construction Equipment	14,146	11,416	24%	16%	25,148	21,154	46,125	42,131
Buses	4,107	4,622	(11%)	(9%)	7,848	8,908	16,211	17,271
Volvo Penta	3,215	2,927	10%	13%	6,157	5,713	11,218	10,774
Volvo Aero	1,845	1,950	(5%)	4%	3,806	4,157	7,883	8,233
Eliminations and other	(304)	(205)	-	-	(292)	(321)	(626)	(654)
Industrial operations	69,339	65,680	6%	(1%)	128,196	126,106	251,111	249,020
Customer Finance	1,894	1,783	6%	-	3,699	3,521	7,826	7,648
Reclassifications and eliminations	212	531	-	-	586	1,102	1,651	2,167
Volvo Group	71,446	67,993	5%	-	132,482	130,729	260,588	258,835
1) Adjusted for exchange rates and acquired and divested units.

Operating income	Second quarter				First six months		12 month	Jan-Dec
SEK M	2007	2006	Change		2007	2006	rolling values	2006
Trucks 1)	3,831	4,126	(7%)		7,542	7,783	14,587	14,828
Construction Equipment	1,398	1,276	10%		2,344	2,153	4,263	4,072
Buses	122	201	(40%)		212	372	585	745
Volvo Penta	444	375	19%		737	622	1,221	1,105
Volvo Aero	93	153	(39%)		185	363	181	359
Group headquarter functions and other	(190)	(76)	-		(389)	(212)	(861)	(684)
Industrial operations 1)	5,698	6,055	(6%)		10,631	11,081	19,975	20,425
Goodwill adjustment	-	-	-	-	-	-	(1,712)	(1,712)
Industrial operations	5,698	6,055	(6%)		10,631	11,081	18,262	18,713
Customer Finance	421	484	(13%)		816	888	1,614	1,686
Volvo Group	6,119	6,539	(6%)		11,447	11,969	19,876	20,399
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in 2006.

Operating margin	Second quarter		First six months		12 month	Jan-Dec
%	2007	2006	2007	2006	rolling values	2006
Trucks 1)	8.3	9.2	8.8	9.0	8.6	8.7
Construction Equipment	9.9	11.2	9.3	10.2	9.2	9.7
Buses	3.0	4.3	2.7	4.2	3.6	4.3
Volvo Penta	13.8	12.8	12.0	10.9	10.9	10.3
Volvo Aero	5.0	7.8	4.9	8.7	2.3	4.4
Industrial operations 1)	8.2	9.2	8.3	8.8	8.0	8.2
Industrial operations	8.2	9.2	8.3	8.8	7.3	7.5
Volvo Group	8.6	9.6	8.6	9.2	7.6	7.9
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in 2006.

Overview of Industrial Operations

Trucks – strong Europe and weak North America

•	Continued very strong demand in Europe – order bookings up 68%
•	Steep market downturn in North America
•	Nissan Diesel consolidated during the second quarter

Net sales by market area	Second quarter			First six months
SEK M	2007	2006	Change	2007	2006	Change
Europe	27,997	25,332	11%	52,975	47,814	11%
North America	5,892	12,748	(54%)	13,101	26,009	(50%)
South America	2,728	2,344	16%	5,059	4,207	20%
Asia	6,287	2,152	192%	8,608	4,110	109%
Other markets	3,427	2,394	43%	5,787	4,355	33%
Total	46,331	44,970	3%	85,530	86,495	(1%)

Continued strong truck market outside North America

Demand is on record level on most of the world’s largest truck markets, with the exception of North America. The European market continues on a high level, and as of June, the total number of registrations in the 27 countries of the EU and Norway and Switzerland increased by 5% to 166,122 heavy trucks (158,439). The development is especially strong in Eastern Europe, where the positive economic development and increased transportation needs drive a strong growth in demand for heavy trucks.
   The total market for heavy trucks (Class 8) in North America declined during the first six months of the year by 32% to 116,618 trucks, compared with 171,490 trucks the first six months of 2006. The decrease is a consequence of customers choosing to buy new trucks ahead of the new emission standards, which came into effect on January 1, 2007.
   In Brazil, the market grew by 35% to 25,352 heavy trucks (18,799). In Asia, the market for heavy trucks continues to develop favorably. As of May, the Chinese market for trucks over 14 tons grew by 60% to 207,525 trucks (129,574) and in India, the market grew by 9% to 103,690 trucks (94,942). In Japan, the total market for heavy trucks as of June amounted to 21,380 vehicles (23,296), a decrease of 8%.
   The continued favorable business climate in Europe creates a greater need for transport in most markets and particularly between east and west, which strengthens demand for heavy trucks. The strongest demand growth is noted in Eastern Europe, where the Volvo Group has a very strong market position. The total European market is expected to reach 330,000 new trucks during 2007, which is unchanged from the first quarter of 2007.
   Demand in North America is as expected low, as a consequence of pre-buys during 2006, lower freight volumes during the first six months of 2007 and dealers still having stocks of trucks equipped with US’04-engines. The market development is difficult to predict, but the total market is expected to reach 200,000-220,000 heavy trucks during 2007.

Increased order bookings during the second quarter

Order bookings per market	Second quarter			First six months
Number of trucks	2007	2006	Change	2007	2006	Change
Europe	47,911	28,472	68%	91,614	74,092	24%
North America	3,906	4,900	(20%)	9,179	31,319	(71%)
South America	4,042	2,978	36%	8,578	5,945	44%
Asia	4,093	3,187	28%	8,087	7,616	6%
Other markets	2,531	3,408	(26%)	5,515	5,490	0%
Total	62,483	42,925	45%	122,973	124,462	(1%)
Nissan Diesel 1)	12,034	-	-	12,034	-	-
Total	74,517	42,925	74%	135,007	124,462	8%
1) Nissan Diesel was not part of the Volvo Group during 2006. Nissan Diesel’s order bookings amounted to 17,359 trucks during the second quarter of 2006.

During the second quarter, the truck operation’s order bookings increased by 45% to 62,483 trucks (42,925), excluding Nissan Diesel. Order bookings in Europe rose significantly, with development in Eastern Europe being exceptionally strong, where order bookings rose by some 130% during the quarter. The high level of order bookings is an effect of both the continued strength of the market and very competitive product programs.
   As expected, order bookings in North America were low, as customers are still hesitant to order trucks with the new engines complying with the US’07 emission standards.
   Outside Europe and North America, order bookings continue to develop favorably. In South America order bookings increased by 36%.

Increased deliveries in markets outside North America

Deliveries per market	Second quarter			First six months
Number of trucks	2007	2006	Change	2007	2006	Change
Europe	33,102	32,620	1%	61,939	60,743	2%
North America	5,540	18,038	(69%)	14,564	35,579	(59%)
South America	3,595	2,940	22%	6,591	5,488	20%
Asia	9,688	2,927	231%	12,818	5,796	121%
Other markets	5,423	2,709	100%	7,927	4,942	60%
Total	57,348	59,234	(3%)	103,839	112,548	(8%)
Nissan Diesel is included in the deliveries during the second quarter of 2007, but not in the figures for 2006.

The delivery pace of the truck operations remained high during the second quarter on all markets but North America, and capacity utilization in the plants was in general high or very high. In total, 57,348 trucks were delivered during the quarter, compared with 59,234 trucks in the same period of the preceding year. The large increases in Asia and Other markets is mainly an effect of Nissan Diesel being included in the deliveries for the second quarter of 2007. Excluding Nissan Diesel, deliveries in Asia were up by 11% and by 6% in Other markets.
   During June, Renault Trucks started deliveries of the new light truck, Renault Mascott. During the quarter a total of 593 Renault Mascotts were delivered primarily in Europe, compared with some 3 700 trucks during the second quarter of 2006.
   During the second quarter Nissan Diesel’s deliveries declined to 10,011 trucks compared with 15,546 trucks the same period in the preceding year. The lower deliveries are mainly an effect of lower sales to Nissan Motors as a consequence of a temporary gap in the product portfolio during the second quarter. It is also as en effect of lower market demand in Japan and Nissan Diesel introducing new and more expensive environmentally-friendly engines earlier than competitors ahead of the new emission standards (NLT), which takes effect in September 2007.

Strong profitability in Europe but weakening in North America

During the second quarter, the truck operation’s net sales amounted to SEK 46,331 M, which was an increase of 3% compared with SEK 44,970 during the same quarter in 2006. Nissan Diesel contributed with SEK 4,614 M to net sales. Adjusted for changes in exchange rates and Nissan Diesel, net sales declined by 6%. The lower net sales are in its entirety attributable to the North American market where deliveries have declined sharply.
   Operating income declined by 7% to SEK 3,831 M (4,126). Operating margin amounted to 8.3% (9.2). Excluding Nissan Diesel, operating margin amounted to 9.5%. The favorable demand and very competitive products contributed to favorable price realization in all markets outside North America. High capacity utilization in the plants in Europe and an advantageous product and market mix also contributed to profitability as did the increased profitability in the dealer network and for the products and services in the aftermarket business. On the other hand, operating income was negatively affected by lower demand in North America and significant disruptions in conjunction with the transition to a new generation of engines.
   Nissan Diesel’s operations contributed SEK 94 M to operating income, excluding negative effects from purchase price allocation adjustments (PPA) amounting to a total of SEK 240 M, of which SEK 158 M is attributable to amortization of intangible and tangible assets and SEK 82 M to revaluation of inventories.
   A capital gain of SEK 316 M from the sale of 28.68% in Petro Stopping Centers is included in the operating income.

Positive reception for new generation of products in North America

The North American operations were affected by significant production disruptions associated with the transition to US’07 products and internal industrial optimization, which resulted in a low level of deliveries and poor industrial productivity. A slow production ramp-up of trucks with the new engine generation began in the second quarter and will continue in the third quarter. Even though there have been delays in deliveries to customers, initial customer reactions to the performance of the new trucks have been very positive for both Mack and Volvo Trucks. There have been positive reactions to both fuel economy and drivability.

   The high capacity utilization in the industrial systems of both Renault Trucks and Volvo Trucks in Europe has strained the supplier base and from time to time there are delivery disruptions that affect productivity. Internally, the focus is on eliminating bottlenecks in order to secure the delivery capacity and increase the productivity.
   In the beginning of 2007, Renault Trucks successfully extended its product program within light trucks through the launch of Renault Maxity. Towards the end of the second quarter, deliveries began of the new version of Renault Mascott equipped with a Euro 4-engine, which further strengthens Renault Trucks’ product line.

Construction Equipment – continued good market conditions

•	Sales up 24%
•	Operating income rose by 10%
•	Total world market up 10%

Net sales by market area	Second quarter			First six months
SEK M	2007	2006	Change	2007	2006	Change
Europe	6,306	5,398	17%	11,492	9,948	16%
North America	3,623	3,541	2%	5,836	6,388	(9%)
South America	469	309	52%	883	601	47%
Asia	3,095	1,756	76%	5,653	3,394	67%
Other markets	653	412	58%	1,284	823	56%
Total	14,146	11,416	24%	25,148	21,154	19%

Strong momentum in China

The total world market for heavy and compact construction equipment in the areas in which Volvo Construction Equipment operates grew 10% in the second quarter of 2007 compared to the corresponding period of the preceding year. In North America, the market declined by 12%, primarily due to lower activities in the housing construction market. The total European market increased by 13% and the Asian market by 31%, with a strong contribution from China, up 54%. Other markets rose 25%.

Total market development in the second quarter, unit sales in %	Europe	North America	Asia	Other markets	Total
Heavy equipment	+12	(18)	+37	+24	+14
Compact equipment	+14	(9)	+24	+24	+8
Total	+13	(12)	+31	+25	+10

Global market conditions continue to be favorable. The European market is expected to report growth of around 10% in 2007. The Asian market is expected to grow by around 15% with China as the primarily growth engine, and the forecast for Other Markets is growth of approximately 10%. The growth trend in these regions is expected to compensate for the decline in North America, where the market is expected to decline by around 10%, but still remain on a historically high level.

Strong order bookings

Order bookings remain strong and the value of the order book at June 30 was 24% higher than at the same date in the preceding year, excluding Lingong and Ingersoll Rand’s road development equipment division.

Increased sales and operating income

Net sales in Construction Equipment rose by 24% to SEK 14,146 M (11,416) in the second quarter. Adjusted for changes in exchange rates and the acquisitions of Lingong and Ingersoll Rand’s road development division, net sales rose by 16%.
   Operating income increased by 10% to SEK 1,398 M (1,276) and the operating margin was 9.9% (11.2). The increase in income is primarily attributable to higher volumes. In some parts of the operations, the high capacity utilization and delivery disruptions from suppliers have caused some production disruptions with lower productivity as a consequence. Changes in exchange rates had a negative impact on the operating income.

   Ingersoll Rand’s road development equipment division had sales of SEK 1,132 M and generated an operating income of SEK 128 M, excluding negative effects from purchase price allocation adjustments of SEK 35 M, whereof SEK 21 M is attributable to amortization of intangible assets and SEK 14 M to revaluation of inventories.

Successful marketing activities

In the end of April Construction Equipment successfully participated in the trade fair exhibition Bauma in Munich with the biggest stand ever. Sales of new Volvo equipment was better than expected during the exhibition and the total number of visitors exceeded 500,000, up 20% from 2004. This indicates the very strong momentum in the European market in general and the German market in particular. During a period of around three weeks in June, more than 6,000 customers from all over the world visited the traditional Volvo days in Eskilstuna to try out Volvo CE machines.
   In June, Volvo CE acquired 15 hectares of land in the city of Kaluga in Russia adjacent to the Group’s truck operations, with the intention of starting production of construction equipment within a few years.

Buses – decreased sales and lower profitability

•	Lower order bookings
•	Deliveries declined
•	Development of new hybrid technology

Net sales by market area	Second quarter			First six months
SEK M	2007	2006	Change	2007	2006	Change
Europe	1,928	2,046	(6%)	3,654	3,956	(8%)
North America	1,185	1,195	(1%)	2,273	2,447	(7%)
South America	359	453	(21%)	580	877	(34%)
Asia	435	671	(35%)	956	1,191	(20%)
Other markets	200	257	(22%)	385	437	(12%)
Total	4,107	4,622	(11%)	7,848	8,908	(12%)

Varying trends in bus markets

During the second quarter, trends varied in bus markets around the world. In Europe, the trend was stable, with new registrations at the same level as in 2006. In the US and Canada, the coach market is expected to decline by about 20% due to last year’s pre-buying to meet new US07 emission regulations. The urban bus market was stable. In Mexico, the decline for coaches was 35% for the first five months of the year. Asia and South America continue to remain at a generally high level in the intercity and the coach segment. During the second quarter, Volvo Bus noted 1,840 order booking for buses, including a recalled order in Chile for 499 vehicles, compared with 3,005 buses in 2006. The figure for the second quarter of 2006 includes a long-term order of 731 buses for Nova Bus. At the end of the quarter, the order backlog was 5,360 buses (4,915). Deliveries amounted to 2,293 buses (3,022).

Lower deliveries negatively affected earnings

Net sales during the second quarter amounted to SEK 4,107 M, a decrease of 11% from SEK 4,622 M in the preceding year. Adjusted for currency movements, net sales declined by 9%. Operating income declined to SEK 122 M (201). The decline was primarily attributable to lower deliveries as a result of the decline for coaches in Mexico and North America and continued production disturbances in Europe in conjunction with the introduction of new products. The operating margin amounted to 3.0% (4.3).
   Work to improve efficiency in Volvo Buses continued with a focus on a profitability program in Europe and the completion of the introduction of the new products. In Mexico, capacity was adapted to the lower market demand. In South America, the new B9R/B12R coach program is being launched. Investments in environmentally friendly products such as the new hybrid technology are an important part of Volvo Buses’ product development. Volvo Buses received a grant of SEK 116 M from the Swedish Energy Agency for the development of hybrid technology that is expected to reduce fuel consumption by about 35%. During 2008, field trials will be conducted with Transport of London using six double deckers.

Volvo Penta – continued good profitability

•	Strong sales development in Europe, +14%
•	Good development for industrial engines, +13%
•	Operating margin at 13,8%

Net sales by market area	Second quarter			First six months
SEK M	2007	2006	Change	2007	2006	Change
Europe	1,925	1,683	14%	3,716	3,281	13%
North America	681	785	(13%)	1,370	1,541	(11%)
South America	67	62	8%	121	108	12%
Asia	452	339	33%	791	662	19%
Other markets	90	58	55%	159	121	31%
Total	3,215	2,927	10%	6,157	5,713	8%

Continued strong European market

The European market continued to be strong during the second quarter for both marine and industrial engines. Demand for leisure boats continues to have a positive development and the leading European boat builders currently have high capacity utilization in their factories. In North America, demand stabilized during the second quarter, however at a lower level than the preceding year, while the total market increased in Asia as well as the Middle East. Volvo Penta has strengthened its market shares in Europe and North America, as well as growth markets in for example India and South America.
   Order bookings continue to be strong. Shorter lead times in the production system and improved delivery precision contributed to a better-balanced order book compared with the preceding year.

Increased sales and strengthened profitability

During the second quarter, Volvo Penta’s sales increased by 10% to SEK 3,215 M. Adjusted for changes in exchange rates, net sales increased by 13%. Sales distributed per business segment: Marine Leisure SEK 2,002 M (1,879), Marine Commercial SEK 328 M (271) and Industrial SEK 885 M (782).
   Operating income rose to SEK 444 M (375). Profit was affected positively by good price realization and a favorable product mix Operating margin amounted to 13.8% (12.8).
   In the autumn of 2007, Volvo Penta takes the next step in the development of the IPS-system with the introduction of a new and larger drive unit for the Group’s 9 and 11 liter engines. The new drive units, with 750 and 850 hp, give Volvo Penta the opportunity to grow in the segment for larger boats, from 50 to 100 feet. Volvo Penta will also launch new services that simplify boating, among other things an electronically and satellite guided anchor, which will automatically keep the boat at the wanted position at sea.

Volvo Aero – commercial component business continues to grow

•	Strong market development
•	Component business continues to grow
•	Operational activities in Bromma closed

Net sales by market area	Second quarter			First six months
SEK M	2007	2006	Change	2007	2006	Change
Europe	816	962	(15%)	1,681	2,008	(16%)
North America	915	830	10%	1,878	1,810	4%
South America	26	54	(52%)	68	105	(35%)
Asia	79	91	(13%)	137	184	(26%)
Other markets	9	13	(31%)	42	50	(16%)
Total	1,845	1,950	(5%)	3,806	4,157	(8%)

World air traffic continues to increase

World airline passenger traffic increased 3% in April and 4% in the first four months of 2007. Europe had the strongest traffic growth year-to-date. It was followed by Asia-Pacific and the US.
IATA has raised its industry profit forecast for world airlines for this year and next due to improving market conditions.
   Order bookings for large commercial jets continued to increase in the first six months of this year. The combined order intake for Airbus and Boeing totaled 1,229 aircraft through June, an increase of 101% compared with the preceding year. Airbus and Boeing delivered 451 aircraft in the first six month of this year, up 9% compared with the year-earlier period. The backlog at the end of June reached 5,699 aircraft which corresponds to more than 12,000 engines.

Successful test with GEnx components

During the second quarter, Volvo Aero’s sales amounted to SEK 1 845 M, which was 5% lower than in the corresponding period the preceding year. Adjusted for changes in exchange rates, sales increased by 4%. The operational activities in Bromma were finalized at the end of June. During the second quarter sales in Bromma amounted to SEK 93 M, compared with SEK 230 M during the same quarter 2006. As a result of new orders and increased air traffic, the commercial component business, including manufacturing of new spare parts, continued to grow.
   Operating income amounted to SEK 93 M (153) and the operating margin to 5.0% (7.8). The weaker income is primarily attributable to costs for the closure of the Bromma plant. Earnings and the margin were also affected by an unfavorable currency trend.
   General Electric’s new GEnx engine has passed one of the toughest tests an engine can be put through, the “Fan Blade Out Test (FBO)”. An important objective of the FBO test is to demonstrate that the aircraft engine, at full speed, can lose one of its fan blades without causing devastating consequences to the aircraft. Volvo Aero is responsible for the design of the two components used to affix the GEnx engine to the aircraft wing. The FBO test is crucial in order to demonstrate the ability of the components to cope with maximum strain.

Financial reports and other information

Volvo Group second quarter	17
Income statements Volvo Group first six months	18
Balance Sheets Volvo Group	19
Cash flow statement second quarter	21
Cash flow statement first six months	22
Change in shareholders’ equity	23
Net financial position	24
Key ratios	25
Quarterly figures	26
Accounting principles	29
Risks and uncertainties	30
Corporate acquisitions and divestments	31
Parent Company	33

Income statements Volvo Group second quarter

	Industrial operations		Customer Finance		Elim and reclassifications		Volvo Group Total
SEK M	2007	2006	2007	2006	2007	2006	2007	2006
Net sales	69,339	65,680	1,894	1,783	212	531	71,446	67,994
Cost of sales	(53,706)	(50,501)	(1,098)	(984)	(212)	(531)	(55,017)	(52,016)
Gross income	15,633	15,179	796	799	0	0	16,429	15,978
Research and development expenses	(2,679)	(2,034)	0	0	0	0	(2,679)	(2,034)
Selling expenses	(5,793)	(5,059)	(350)	(301)	0	0	(6,144)	(5,360)
Administrative expenses	(1,705)	(1,598)	(9)	(3)	0	0	(1,714)	(1,602)
Other operating income and expenses	(121)	(486)	(17)	(11)	0	0	(138)	(497)
Income from investments in associated companies	317	12	1	0	0	0	317	12
Income from other investments	48	41	0	0	0	0	48	41
Operating income	5,698	6,055	421	484	0	0	6,119	6,539
Interest income and similar credits	268	222	0	0	(20)	(58)	249	164
Interest expenses and similar charges	(352)	(247)	(0)	0	20	58	(332)	(189)
Other financial income and expenses	(65)	(57)	0	0	0	0	(65)	(57)
Income after financial items	5,549	5,973	421	484	0	0	5,970	6,457
Income taxes	(1,797)	(1,633)	(144)	(145)	0	0	(1,941)	(1,777)
Income for the period*	3,753	4,340	277	339	0	0	4,030	4,680

* Attributable to:
Equity holders of the parent company							4,003	4,665
Minority interests							27	15
							4,030	4,680

Basic earnings per share, SEK							1.98	2.31
Diluted earnings per share, SEK							1.98	2.31

Income statements Volvo Group first six months

	Industrial operations		Customer Finance		Elim and reclassifications		Volvo Group Total
SEK M	2007	2006	2007	2006	2007	2006	2007	2006
Net sales	128,196	126,106	3,699	3,521	586	1,102	132,482	130,729
Cost of sales	(98,881)	(96,862)	(2,140)	(1,949)	(586)	(1,102)	(101,607)	(99,913)
Gross income	29,315	29,244	1,559	1,572	0	0	30,874	30,816
Research and development expenses	(5,013)	(3,985)	0	0	0	0	(5,013)	(3,985)
Selling expenses	(10,765)	(9,999)	(696)	(606)	0	0	(11,461)	(10,605)
Administrative expenses	(3,528)	(3,258)	(17)	(12)	0	0	(3,545)	(3,270)
Other operating income and expenses	175	(1,096)	(29)	(66)	0	0	144	(1,162)
Income from investments in associated companies	398	44	1	0	0	0	398	44
Income from other investments	49	131	0	0	0	0	49	131
Operating income	10,631	11,081	816	888	0	0	11,447	11,969
Interest income and similar credits	549	433	0	0	(59)	(110)	489	323
Interest expenses and similar charges	(539)	(482)	(0)	0	59	110	(480)	(372)
Other financial income and expenses	(79)	9	0	0	0	0	(79)	9
Income after financial items	10,561	11,041	816	888	0	0	11,377	11,929
Income taxes	(3,287)	(2,965)	(304)	(287)	0	0	(3,591)	(3,251)
Income for the period*	7,274	8,076	512	601	0	0	7,786	8,678

* Attributable to:
Equity holders of the parent company							7,756	8,646
Minority interests							30	32
							7,786	8,678

Basic earnings per share, SEK							3.83	4.27
Diluted earnings per share, SEK							3.83	4.27

Balance Sheets Volvo Group

	Industrial operations		Customer Finance		Elim and reclassifications		Total
	June 30	Dec 31	June 30	Dec 31	June 30	Dec 31	June 30	Dec 31
SEK M	2007	2006	2007	2006	2007	2006	2007	2006
Assets
Non-current assets
Intangible assets	36,926	19,054	61	62	0	0	36,988	19,117
Tangible assets
Property, plant and equipment	45,503	34,291	81	88	0	0	45,585	34,379
Assets under operating leases	12,142	11,822	421	279	8,578	8,400	21,141	20,501
Financial assets
Shares and participations	2,388	6,862	30	29	0	0	2,418	6,890
Long term customer financing receivables	569	582	43,508	39,276	(8,189)	(7,769)	35,888	32,089
Deferred assets	7,728	6,300	377	354	6	9	8,111	6,663
Other long-term receivables	5,955	4,958	37	27	(1,017)	(585)	4,973	4,400
Total non-current assets	111,211	83,869	44,515	40,115	(622)	55	155,104	124,039

Current assets
Inventories	45,957	33,894	392	317	0	0	46,349	34,211
Short-term receivables
Customer-financing receivables	616	611	38,249	36,979	(4,627)	(4,937)	34,238	32,653
Current tax assets	3,530	1,196	27	25	0	0	3,558	1,221
Other receivables	46,156	44,561	1,275	1,145	(4,419)	(11,307)	43,011	34,399
Non-current assets held for sale	0	805	0	0	0	0	0	805
Marketable securities	21,954	20,324	2	18	0	0	21,957	20,342
Cash and cash equivalents	10,395	9,618	928	1,203	(39)	(64)	11,283	10,757
Total current assets	128,608	111,009	40,873	39,687	(9,085)	(16,308)	160,396	134,388
Total assets	239,819	194,878	85,388	79,802	(9,707)	(16,253)	315,500	258,427

	Industrial operations		Customer Finance		Elim and reclassifications		Total
	June 30	Dec 31	June 30	Dec 31	June 30	Dec 31	June 30	Dec 31
SEK M	2007	2006	2007	2006	2007	2006	2007	2006
Shareholders’ equity and liabilities
Shareholders’ equity
Equity attributable to the equity holders of the parent company	68,274	78,763	7,085	8,141	0	0	75,359	86,904
Minority interests	775	284	0	0	0	0	775	284
Total shareholders’ equity*	69,049	79,047	7,085	8,141	0	0	76,134	87,188

Non-current provisions
Provisions for post-employment benefits	10,181	8,664	28	28	0	0	10,210	8,692
Provisions for deferred taxes	6,188	3,315	1,207	1,107	0	0	7,395	4,422
Other non-current provisions	6,737	6,507	95	87	133	156	6,964	6,750
Non-current liabilities	42,223	24,458	36,113	32,654	(5,754)	(11,654)	72,583	45,457
Current provisions	11,083	9,643	99	48	96	109	11,278	9,799
Current liabilities
Loans	44,602	25,615	2,948	2,675	(48)	(44)	47,502	28,247
Liabilities associated with assets held for sale	0	280	0	0	0	0	0	280
Trade payables	47,831	37,831	298	252	0	0	48,129	38,080
Current tax liabilities	2,567	1,164	743	637	0	0	3,310	1,801
Other current liabilities	(642)	(1,646)	36,772	34,173	(4,134)	(4,820)	31,995	27,711
Total shareholders’ equity and liabilities	239,819	194,878	85,388	79,802	(9,707)	(16,253)	315,500	258,427
2006 is restated according to new reporting structure for the Volvo Group. Shareholders' equity in Customer Finance operations have been adjusted by 650 compared to press release.
April 17.
Contingent liabilities							7,511	7,726

Cash flow statement second quarter

	Industrial operations		Customer Finance		Elim & reclassifications		Volvo Group Total
SEK bn	2007	2006	2007	2006	2007	2006	2007	2006
Operating activities
Operating income	5.7	6.1	0.4	0.5	0.0	0.0	6.1	6.6
Depreciation and amortization	2.5	2.0	0.1	0.1	0.5	0.5	3.1	2.6
Other non-cash items	(0.4)	0.1	0.0	0.2	0.0	(0.1)	(0.4)	0.2
Change in working capital	1.7	0.5	(3.2)	(2.6)	(0.4)	(0.2)	(1.9)	(2.3)
Financial items and income taxes paid	(1.3)	(0.4)	0.0	(0.1)	0.0	0.1	(1.3)	(0.4)
Cash flow from operating activities	8.2	8.3	(2.7)	(1.9)	0.1	0.3	5.6	6.7

Investing activities
Investments in fixed assets	(2.4)	(2.1)	0.0	0.2	0.0	0.3	(2.4)	(1.6)
Investment in leasing vehicles	0.0	(0.2)	(0.1)	(0.8)	(0.9)	(1.0)	(1.0)	(2.0)
Disposals of fixed assets and leasing vehicles	0.3	0.0	0.1	0.4	0.5	0.2	0.9	0.6
Operating cash flow	6.1	6.0	(2.7)	(2.1)	(0.3)	(0.2)	3.1	3.7

Investments and divestments of shares, net							0.3	0.0
Acquired and divested operations, net							(8.8)	0.0
Interest-bearing receivables incl marketable securites							1.4	1.2
Cash-flow after net investments							(4.0)	4.9

Financing activities
Change in loans, net							24.8	1.6
Dividend to AB Volvo shareholders							(20.3)	(6.8)
Other							0.0	0.0
Change in cash and cash equivalents excl. translation differences							0.5	(0.3)
Translation difference on cash and cash equivalents							(0.1)	(0.4)
Change in cash and cash equivalents							0.4	(0.7)

Cash flow statement first six months

	Industrial operations		Customer Finance		Elim & reclassifications		Volvo Group Total
SEK bn	2007	2006	2007	2006	2007	2006	2007	2006
Operating activities
Operating income	10.6	11.1	0.8	0.9	0.0	0.0	11.4	12.0
Depreciation and amortization	4.7	3.9	0.1	0.2	1.0	1.0	5.8	5.1
Other non-cash items	(0.7)	(0.1)	0.0	0.4	0.0	(0.1)	(0.7)	0.2
Change in working capital	(4.6)	(2.7)	(3.9)	(2.9)	(0.2)	(0.6)	(8.7)	(6.2)
Financial items and income taxes paid	(2.9)	(1.8)	(0.1)	(0.3)	0.1	0.1	(2.9)	(2.0)
Cash flow from operating activities	7.1	10.4	(3.1)	(1.7)	0.9	0.4	4.9	9.1

Investing activities
Investments in fixed assets	(4.3)	(4.9)	0.0	(0.2)	0.0	0.0	(4.3)	(5.1)
Investment in leasing vehicles	(0.1)	(0.2)	(0.1)	(0.8)	(1.9)	(1.0)	(2.1)	(2.0)
Disposals of fixed assets and leasing vehicles	0.5	0.3	0.1	0.6	0.7	0.4	1.3	1.3
Operating cash flow	3.2	5.6	(3.1)	(2.1)	(0.3)	(0.2)	(0.2)	3.3

Investments and divestments of shares, net							0.3	(1.6)
Acquired and divested operations, net							(14.5)	0.2
Interest-bearing receivables incl marketable securites							(1.1)	5.4
Cash-flow after net investments							(15.5)	7.3

Financing activities
Change in loans, net							36.2	1.1
Dividend to AB Volvo shareholders							(20.3)	(6.8)
Other							0.0	0.0
Change in cash and cash equivalents excl. translation differences							0.4	1.6
Translation difference on cash and cash equivalents							0.1	(0.5)
Change in cash and cash equivalents							0.5	1.1

Change in shareholders’ equity

	First six months
SEK bn	2007	2006
Total equity at beginning of period	87.2	78.8
Shareholders' equity attributable to equity holders of the parent company at beginning of period	86.9	78.5
Translation differences	1.2	(1.4)
Translation differences on hedge instruments of net investments in foreign operations	(0.1)	0.1
Available-for-sale investments	0.0	0.1
Cash flow hedges	(0.3)	1.3
Net income recognized directly in equity	0.8	0.1
Income for the period	7.8	8.6
Total recognized income and expense for the period	8.6	8.7
Dividend to Volvo's shareholders	(20.3)	(6.8)
Share-based payments	0.1	0.1
Change in consolidation of Nissan Diesel	0.0	-
Other changes	0.0	0.0
Shareholders' equity attributable to equity holders of the parent company at end of period	75.3	80.5
Minority interests at beginning of period	0.3	0.3
Translation differences	0.0	0.0
Net income recognized directly in equity	0.0	0.0
Income for the period	0.0	0.0
Total recognized income and expense for the period	0.0	0.0
Cash dividend	0.0	0.0
Minority regarding new acquisitions	0.5	-
Other changes	0.0	0.0
Minority interests at end of period	0.8	0.3
Total equity at end of period	76.1	80.8

Net financial position
	Industrial operations		Volvo Group
	June 30	Dec 31	June 30	Dec 31
SEK M	2007	2006	2007	2006
Long term customer finance receivables	-	-	35,888	32,089
Long term interest-bearing receivables	3,270	3,514	2,474	3,150
Short term customer finance receivables	-	-	34,238	32,653
Short term interest bearing receivables	3,734	9,751	1,303	966
Non-current assets held for sale, interest-bearing	0	5	0	5
Marketable securities	21,954	20,324	21,957	20,342
Cash and bank	10,395	9,618	11,283	10,757
Total financial assets	39,353	43,212	107,143	99,962
Provision for post employment benefits	10,181	8,664	10,210	8,692
Loans	45,254	11,465	112,743	66,957
Liabilities associated with assets held for sale, interest-bearing	0	7	0	7
Total financial debt	55,435	20,136	122,953	75,656
Net financial position	(16,082)	23,076	(15,810)	24,306

Changes in net financial position, Industrial operations	Second quarter		First six months
SEK bn	2007		2007
Beginning of period		5.4		23.1
Cash flow from operating activities		8.2		7.1
Investments in fixed assets		(2.4)		(4.4)
Disposals		0.3		0.5
Operating cash-flow		6.1		3.2
Investments and divestments of shares, net		0.3		0.3
Acquired and divested operations, net		(9.5)		(25.8)
Capital injections to/from Customer Finance operations		0.1		1.8
Currency effect		1.5		1.1
Dividend paid to AB Volvo shareholders		(20.3)		(20.3)
Other		0.3		0.5
Total change		(21.5)		(39.2)
Net financial position at end of period		(16.1)		(16.1)
2006 is restated according to new reporting structure for the Volvo Group. Shareholders' equity in Customer Finance operations have been adjusted by 650 compared to press release April 17.

Key ratios
	First six months
Industrial operations	2007	2006
Gross margin	22.9	23.2
Research and development expenses in % of net sales	3.9	3.2
Selling expenses in % of net sales	8.4	7.9
Administrative expenses in % of net sales	2.8	2.6
Operating margin	8.3	8.8
	June 30	Dec 31
12-month rolling figures unless otherwise stated	2007	2006
Return on operating capital, %	28.5	34.3
Net financial position at end of period, SEK billion	-16.1	23.1
Net financial position at end of period in % of shareholders' equity	-23.3	29.2
Shareholders' equity as percentage of total assets	28.8	40.6

Customer finance	June 30	Dec 31
12-month rolling figures unless otherwise stated	2007	2006
Return on shareholders' equity, %	12.9	13.2
Equity ratio at end of period, %	8.3	10.2
Asset growth, % from proceeding year end until end of period	7.0	(2.3)

Volvo Group	2007	2006
Gross margin	23.3	23.6
Research and development expenses in % of net sales	3.8	3.0
Selling expenses in % of net sales	8.7	8.1
Administrative expenses in % of net sales	2.7	2.5
Operating margin	8.6	9.2
	June 30	Dec 31
12-month rolling figures unless otherwise stated	2007	2006
Basic earnings per share, SEK	7.60	8.04
Shareholders' equity, excluding minority interests, per share, at end of period, SEK	37	43
Return on shareholders' equity, %	17.9	19.6
Shareholders' equity at end of period as percentage of total assets	24.1	33.7

	First six months
Share data	2007	2006
Basic earnings per share, SEK	3.83	4.27
Diluted earnings per share, SEK	3.83	4.27
Number of shares outstanding, million	2026	404.7
Average number of shares during period, million	2025	404.5
Average diluted number of shares during period	2026	405.0
Number of company shares, held by AB Volvo	103	20.9
Average number of company shares, held by AB Volvo	104	21.1

Quarterly figures
SEK M unless otherwise stated
Industrial operations	2/2006	3/2006	4/2006	1/2007	2/2007
Net sales	65,680	57,627	65,287	58,857	69,339
Cost of sales	(50,501)	(44,684)	(50,854)	(45,175)	(53,706)
Gross income	15,179	12,943	14,433	13,682	15,633
Research and development expenses	(2,034)	(1,989)	(2,380)	(2,334)	(2,679)
Selling expenses	(5,059)	(4,831)	(5,169)	(4,972)	(5,793)
Administrative expenses	(1,598)	(1,464)	(1,763)	(1,822)	(1,706)
Other operating income and expenses	(486)	(1,812)	(362)	297	(122)
Income from investments in associated companies	12	(10)	26	81	317
Income from other investments	41	(3)	13	1	48
Operating income Industrial operations 2)	6,055	2,834	4,798	4,933	5,698

Customer Finance
Finance and lease income	1,783	2,320	1,807	1,805	1,894
Finance and lease expenses	(984)	(1,532)	(1,006)	(1,042)	(1,098)
Gross income	799	788	801	763	796
Selling and administrative expenses	(304)	(319)	(347)	(354)	(359)
Credit provision expenses	(11)	(35)	(99)	(33)	(32)
Other operating income and expenses	0	(8)	17	19	16
Operating income Customer Finance	484	426	372	395	421

Volvo Group
Operating income	6,539	3,260	5,170	5,328	6,119
Interest income and similar credits	164	149	194	241	249
Interest expense and similar credits	(189)	(81)	(132)	(148)	(332)
Other financial income and costs	(57)	(184)	(6)	(14)	(65)
Income after financial items	6,457	3,144	5,226	5,407	5,970
Taxes	(1,777)	795	(1,525)	(1,651)	(1,941)
Income for the period	4,680	3,939	3,701	3,756	4,030

* Attributable to
Equity holders of AB Volvo	4,665	3,925	3,697	3,753	4,003
Minority interests	15	14	4	3	27
	4,680	3,939	3,701	3,756	4,030

Share data	2/2006	3/2006	4/2006	1/2007	2/2007
Earnings per share, SEK 1)	2.31	1.94	1.83	1.85	1.98
Number of shares outstanding, million	404.7	404.8	404.8	405.1	2,026
Average number of shares during period, million	404.6	404.8	404.8	404.9	2,026
Number of company shares, held by AB Volvo	20.9	20.9	20.9	20.6	103

Depreciation and amortization included above	2/2006	3/2006	4/2006	1/2007	2/2007
Industrial operations 2)	1,843	3,669	2,359	2,041	2,465
Customer Finance	47	(28)	81	37	36
Classification Group versus segment Customer Finance 3)	623	639	630	626	629
Total	2,513	4,280	3,070	2,704	3,130

Key operating ratios, Industrial operations	2/2006	3/2006	4/2006	1/2007	2/2007
Gross margin, %	23.1	22.5	22.1	23.2	22.5
Research and development expenses in % of net sales	3.1	3.5	3.6	4.0	3.9
Selling expenses in % of net sales	7.7	8.4	7.9	8.4	8.4
Administrative expenses in % of net sales	2.4	2.5	2.7	3.1	2.5
Operating margin , %	9.2	4.9	7.3	8.4	8.2

1) Income per share is calculated as Income for the period (excl minority interests) divided by the weighted average number of shares outstanding during the period. Previous quarters restated for share split.
2) The third quarter of 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK 1,712 M
3) Reclassification of financial leases in segment Financial Services to operational leases in the Group.

Net sales
SEK M	2/2006	3/2006	4/2006	1/2007	2/2007
Trucks	44,970	39,747	45,023	39,199	46,331
Construction Equipment	11,416	9,807	11,170	11,002	14,146
Buses	4,622	3,777	4,586	3,741	4,107
Volvo Penta	2,927	2,449	2,612	2,942	3,215
Volvo Aero	1,950	1,950	2,126	1,961	1,845
Eliminations and other	(205)	(103)	(230)	12	(304)
Industrial operations	65,680	57,627	65,287	58,857	69,339
Customer Finance	1,783	2,320	1,807	1,805	1,894
Reclassifications and eliminations	531	532	533	374	212
Volvo Group	67,994	60,479	67,627	61,036	71,446

Operating income
SEK M	2/2006	3/2006	4/2006	1/2007	2/2007
Trucks 1)	4,126	3,470	3,575	3,711	3,831
Construction Equipment	1,276	872	1,047	946	1,398
Buses	201	162	211	90	122
Volvo Penta	375	257	226	293	444
Volvo Aero	153	143	(147)	92	93
Group headquarter functions and other	(76)	(358)	(114)	(199)	(190)
Industrial operations 1)	6,055	4,546	4,798	4,933	5,698
Goodwill adjustment	-	(1,712)	-	-	-
Industrial operations	6,055	2,834	4,798	4,933	5,698
Customer Finance	484	426	372	395	421
Volvo Group	6,539	3,260	5,170	5,328	6,119
1) Excluding adjustment of goodwill.

Operating margin
%	2/2006	3/2006	4/2006	1/2007	2/2007
Trucks 1)	9.2	8.7	7.9	9.5	8.3
Construction Equipment	11.2	8.9	9.4	8.6	9.9
Buses	4.3	4.3	4.6	2.4	3.0
Volvo Penta	12.8	10.5	8.7	10.0	13.8
Volvo Aero	7.8	7.3	(6.9)	4.7	5.0
Industrial operations 1)	9.2	7.9	7.3	8.4	8.2
Industrial operations	9.2	4.9	7.3	8.4	8.2
Volvo Group	9.6	5.4	7.6	8.7	8.6
1) Excluding adjustment of goodwill.

Accounting principles

As of January 1, 2005, AB Volvo has applied the International Financial Reporting Standards (IFRS) – formerly the IAS – as adopted by the EU, for the group consolidation. The accounting principles, which were applied during the preparation of this report, are described in Note 1 to the consolidated financial statements, which are included in the 2006 Annual Report for the Volvo Group. This interim report has been prepared in accordance with IAS 34, Interim financial Reporting and the Annual Accounts Act.

The financial reporting of the parent company has been prepared in accordance with the Annual Accounts Act and the Swedish Financial Accounting Standards Council’s RR 32:06 Accounting for legal entities, as described in the 2006 Annual Report.

New accounting principles in 2007

In accordance with considerations presented in the Annual Report, Note 1, regarding new accounting principles for 2007, Volvo applies the new standard IFRS 7, Financial instruments: Disclosures and classification, as well as Amendments to IAS 1, Presentation of financial statements. IFRS 7 does not entail any change in the reporting and valuation of financial instruments. On the other hand, certain disclosure requirements have been expanded, compared with earlier requirements under IAS 32, particularly as concerns the exposure and management of risk relating to financial instruments. The Amendments to IAS 1 entail expanded additional disclosure regarding elements such as the definition of capital, capital structure and capital management policies. In addition to IFRS and the Amendment to IAS 1, there are four IFRIC interpretations – IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies, IFRIC 8, Scope of IFRS 2, IFRIC 9, Reassessment of Embedded Derivatives, and IFRIC 10, Interim Financial Reporting and Impairment. The application of IFRS 7, Amendment to IAS 1 and IFRIC 7, 8, 9 and 10, has not had any impact on Volvo’s position or earnings.

Changed financial reporting structure

As of January 1, 2007, Financial Services are only consolidated in accordance with the purchase method. As of January 1, 2007, the responsibility for the Group’s treasury operations and real estate has been transferred from Financial Services. The treasury operations are reported among corporate functions. The Group’s real estate, held in Volvo Real Estate, is reported under industrial operations, and earnings are transferred back to the business areas, after previously having been reported under Financial Services. For this reason, the net financial position of the industrial operations has changed, as of December 31, 2006, from SEK 24.7 billion to SEK 23.1 billion, corresponding to a change in relation to shareholders’ equity from 28.3% to 29.2%.

As of January 1, 2007, the benefits from the synergies created in the business units are transferred back to the various product areas. The allocation is based on the degree to which individual product areas have utilized the services of the business units. In prior years, only the earnings of the business units Volvo Powertrain and Volvo Parts have been distributed to the relevant product areas, and other business units have been reported under Other. Comparison figures for 2006 have been restated. Bridges to restatement of the 2006 quarterly and full-year figures per product area were presented in an attachment to the press release issued on April 17, 2007. The cash flow for 2006 has not been restated after the changes in the financial reporting structure. After the transfer back, the Other heading will contain mainly earnings linked to corporate functions.

Hedge accounting

Volvo has chosen to apply hedge accounting from June 1 for a loan of 1 billion Euro borrowed during the second quarter. Volvo has not applied hedge accounting for financial instruments used to hedge interest and currency risks on loans before.  Going forward, in applicable cases when the requirements for hedge accounting are considered to be fulfilled, Volvo will apply hedge accounting for this kind of instruments.

Net financial position

Net financial position for Industrial operations includes cash and cash equivalents, marketable securities and interest bearing short and long term receivables reduced by short- and long-term interest-bearing loans and provisions for post employment benefits. Net financial position for the Volvo Group also includes short- and long- term customer finance receivables.

Depreciation period in aircraft engine projects

In connection with its participation in aircraft engine projects with other companies, Volvo Aero in certain cases pays an entrance fee, which is capitalized as an intangible asset. During the second quarter, from May1, Volvo has adjusted the depreciation period to the estimated useful life, which is estimated to be 20 years. The effect of the change in estimate is SEK 14 M for the second quarter.

Otherwise, accounting principles and methods of calculations have remained essentially unchanged from those applied in the 2006 Annual Report.

Earnings per share

Earnings per share is calculated according to the circumstances at the closing day of the period, June 30 2007, unless stated otherwise. On April 26, Volvo’s share split 6:1 with automatic redemption, in which the sixth share was redeemed by AB Volvo for SEK 25 per share took effect, which means that the number of shares were fivefold.

Risks and uncertainties

All business operations involve risk – managed risk-taking is a condition of maintaining a sustained favorable profitability. Risk may be due to events in the world and can affect a given industry or market. Risk can be specific to a single company. Volvo works continuously to identify, measure and manage risk, and in some cases Volvo can influence the likelihood that a risk-related event will occur. In cases in which such events are beyond Volvo’s control, the aim is to minimize the consequences.

The risks to which the Volvo Group are exposed are classified into three main categories: External-related risks - such as the cyclical nature of the commercial vehicles business, intense competition, changes in prices for commercial vehicles and government regulations; Financial risks - such as currency fluctuations, interest levels fluctuations, valuations of shares or similar instruments, credit risk and liquidity risk and; Operational risks - such as market reception of new products, reliance on suppliers, protection and maintenance of intangible assets, complaints and legal actions by customers and other third parties and risk related to human capital. For a more elaborated account for these risks, please refer to the Risk Management section on pages 56-58 in the 2006 Annual Report for the Volvo Group.  The Annual Report is available on the internet at www.volvo.com.

The acquisitions of Nissan Diesel, Ingersoll Rand road construction equipment division and Shandong Lingong Construction Machinery Co together with the increase in borrowings during the period, affect the overall risk exposure for all risk categories. Short-term risks, when applicable, are described in the respective report per business area of this report.

Corporate acquisitions and divestments

Acquisitions and divestments during the period

Ingersoll Rand road construction equipment division
On April 30, Volvo completed the acquisition of American Ingersoll Rand’s road construction equipment division, with the exception of the operations in India, which followed on May 4. Ingersoll Rand’s company’s road construction equipment division is a world-leading manufacturer of heavy construction equipment for road and soil work, with net sales of about SEK 6.4 billion and an operating income of SEK 745 M in 2006. The acquisition is mainly an acquisition of assets; accounts receivables, inventory and plant and equipment. The purchase consideration amounts to SEK 8.8 billion. The final purchase price will be determined during the second half of 2007, but is currently estimated to SEK 9.3 billion. The difference refers to changes in the net asset value between the agreement date and the acquisition date. The goodwill arising from the acquisition is mainly related to synergies at the operating income level, attributed to sales and distribution.

The effect of the acquisition on the Volvo Group cash and cash equivalents is estimated at SEK -9.2 billion. The division is consolidated in the Volvo Group from May 1, 2007. The acquired operations will be reported in the Construction Equipment segment.

Nissan Diesel
On March 29, Volvo acquired additional shares in Nissan Diesel, worth SEK 7.4 billion. This brought its total holdings to 96% of the shares outstanding at the end of the first quarter. At year-end, Volvo’s holdings in Nissan amounted to 19%. Moreover, AB Volvo had purchased all 57.5 million preferred shares in Nissan Diesel from Nissan Motor and Japanese banks, for an approximate total of SEK 3.5 billion. At December 31, 2006, the reported value for Nissan Diesel amounted to SEK 5,445 M. The holdings were then reported as an associated company, since in Volvo’s assessment, it held significant control. As Volvo consolidates Nissan Diesel according to the purchase method, the holdings reported as an associate company have been reversed

Volvo has launched a process to redeem the remaining shares in Nissan Diesel, now that the company has obtained more than the two-thirds of the shares and voting rights required for this purpose by Japanese law. The decision will be made at an Extraordinary General Meeting in Nissan Diesel that will be held at the end of August, at the earliest. During the second quarter, Volvo has received a final approval from the South African competition authorities, which means that the transaction is now fully implemented. Nissan Diesel was delisted from the Tokyo Stock Exchange in July.

The effect of the acquisition on the Volvo Group cash and cash equivalents amounts to SEK -11.5 billion, whereof SEK -6.0 billion is related to the first quarter 2007 and SEK -5.5 billion relates to the holdings previously reported as shares in an associate company. Volvo is currently reviewing the recognition of certain financial arrangements in Nissan Diesel. This review is estimated to be completed at year-end.

Nissan Diesel is consolidated in the consolidated balance sheet of the Volvo Group as of the first quarter of 2007. Sales and earnings are reported beginning with the report for the second quarter. The operations of Nissan Diesel are reported in the Trucks segment. The goodwill arising from the acquisition of Nissan Diesel is related to integration gains as a result of increased purchasing volumes and positive effects within product development, engines and drivelines.

Shandong Lingong Construction Machinery Co.
In January 2007, the acquisition of 70% of the shares in the Chinese manufacturer of construction equipment, Shandong Lingong Construction Machinery Co. Lingong, was completed, after having obtained all the requisite approvals from the Chinese authorities. Lingong is China’s fourth-largest manufacturer of wheel-loaders, with an extensive dealership network in the country. Volvo Construction Equipment paid CNY 328 M, corresponding to slightly more than SEK 300 M, for 70% of the shares in Lingong. The transaction has a limited effect on Volvo’s financial position.

Other divestment and acquisitions
During the second quarter Volvo divested its ownership in U.S. truck stop chain Petro Stopping Centers Holding L.P. and the former subsidiary Sörred Energi. The two transactions resulted in a total capital gain of SEK 516 million, which has affected the period result. In addition to this only a few dealerships were acquired or divested. These transactions have not had any material impact on the Volvo Group

Please see the table below for a specification of the effects of the Volvo acquisitions of shares in subsidiaries and other businesses during the first six months 2007:

Acquisitions and divestments of shares in subsidiaries	Nissan Diesel			Ingersoll Rand			Other	Total
				road construction equipment division
Sek bn	Net book value	Adjustments to fair value	Fair value	Net book value	Adjustments to fair value	Fair value	Total other acquisitions and divestments
Intangible assets
Product development	0.3	3.0	3.3	0.0	0.2	0.2	0.0	3.5
Trademarks	0.0	2.1	2.1	0.0	0.5	0.5	0.0	2.6
Distribution network	0.0			0.0	0.8	0.8	0.0	0.8
Other intangible assets	0.0	0.0	0.0	0.7	-0.7	0.0	0.1	0.1
Other assets and liabilities
Property plant and equipment	12.2	(2.8)	9.4	1.0	0.2	1.2	0.3	10.9
Shares and participations	0.9	-	0.9	0.0	0.0	0.0	0.0	0.9
Inventories	2.7	0.1	2.8	1.1	0.1	1.2	0.8	4.8
Current receivables	5.2	-	5.2	1.3	0.0	1.3	0.6	7.1
Liquid funds	1.6	-	1.6	0.1	0.0	0.1	0.4	2.1
Other assets	0.9	2.0	2.9	0.0	0.0	0.0	0.0	2.9
Provisions	(2.5)	(2.7)	(5.2)	(0.3)	(0.7)	(1.0)	0.0	(6.2)
Loans	(8.2)	-	(8.2)	0.0	0.0	0.0	(0.7)	(8.9)
Other liabilities	(6.7)	-	(6.7)	(0.5)	0.0	(0.5)	(1.4)	(8.6)
Minority interests	(0.2)	-	(0.2)				0.0	(0.2)
	6.2	1.7	7.9	3.4	0.4	3.8	0.1	11.8
Goodwill			5.4			5.5	0.0	10.9
Total net assets	6.4	1.7	13.3	3.4	0.4	9.3	0.1	22.7
Less: minority interests			(0.2)			0.0	(0.1)	(0.3)
Total acquired and divested net assets			13.1			9.3	0.0	22.4
Cash and cash equivalents paid and received			(13.1)			(8.8)	0.0	(21.9)
Cash and cash equivalents according to acquisition analysis and in divested companies			1.6			0.1	0.3	2.0
Effect on Group cash and cash equivalents in the period			(11.5)			(8.7)	0.3	(19.9)
Cash to be paid						(0.5)		(0.5)
Effect on Group cash and cash equivalents						(9.2)		(20.4)

Net financial position in aquired and divested companies			(8.3)			(0.1)	(0.3)	(8.7)

The purchase prices and the purchase price allocations are preliminary and are expected to be finalized in the year-end closing 2007.

In the second quarter, Nissan Diesel is consolidated and reported according to the purchase method and contributes SEK -146 M to the consolidated earnings, whereof SEK 94 M is generated from the operations, SEK -158 M is pertaining to the depreciation of acquisition adjustments of intangible and tangible assets and SEK-82 M is pertaining to a reversal of the inventory valuation to fair value as the inventory of the acquisition balance now has been turned over. Nissan Diesel contributes SEK 4 614 M to the consolidated net sales. In the first quarter of 2007, Nissan Diesel was reported in accordance with the equity method and contributed SEK 76 M to the consolidated earnings. Nissan Diesel reported net sales of
SEK 7 007 M and net income of  SEK 568 M for its total operations for the first quarter of 2007.

The Ingersoll Rand’s road construction equipment division contributes SEK 93 M to the consolidated earnings during May and June, whereof SEK 128 M is generated from the operations, SEK -21 M is pertaining to the depreciation of acquisition adjustments on intangible and tangible assets and SEK -14 M is pertaining to a reversal of the inventory valuation to fair value as the inventory of the acquisition balance is being turned over. The fair value adjustment will be fully reversed at the year-end closing. During May and June, Ingersoll Rand’s division contributes SEK 1 132 M to the consolidated net sales. If Volvo would have made the acquisition at the beginning of the year, the additional contribution to the operating income  and sales would have been approximately SEK 249 M and SEK 2 133 M respectively excluding depreciation of acquisition adjustments.

Acquisitions presented under Other have not had a material effect on the consolidated numbers for the Volvo Group.

Acquisitions after the end of the period

Volvo has not made any acquisitions after the end of the period that have had an significant impact on the Volvo Group.

Parent Company

Income Statements	Second quarter		First six months
SEK M	2007	2006	2007	2006
Net sales 1)	210	231	413	424
Cost of sales	(210)	(231)	(413)	(424)
Gross income	0	0	0	0
Operating expenses 1)	(156)	(174)	(350)	(270)
Income from investments in Group companies	(787)	450	(422)	873
Income from investments in associated companies	(1)	0	(143)	0
Income from other investments	0	0	0	0
Operating income	(944)	276	(915)	603
Interest income and expenses	(91)	4	(109)	24
Other financial income and expenses	4	42	17	76
Income after financial items	(1,031)	322	(1,007)	703
Income taxes	307	(91)	465	(202)
Income for the period	(724)	231	(542)	501
1) Of net sales for the first six months, SEK 345 M (367) pertained to Group companies, while purchases from
Group companies amounted to SEK 195 M (182).

Income from investments in Group companies for the first six months includes dividends amounting to SEK 792 M (68) and transfer price adjustments, net, of SEK -1.214 M (805).

Income from investments in associated companies includes a capital loss of SEK 142 M pertaining to the sale of shares in Nissan Diesel to a newly-formed Japanese subsidiary. (See also comments to the balance sheet).

Balance Sheets	June 30		Dec 31
SEK M	2007		2006
Assets
Non-current assets
Intangible assets		0		0
Tangible assets		16		16
Financial assets
Shares and participations in Group companies	46,832		40,419
Other shares and participations	1,038		6,400
Other long-term receivables	673	48,543	208	47,027
Total non-current assets		48,559		47,043

Current assets
Short-term receivables from Group companies		933		10,541
Other short-term receivables		1,107		89
Cash and bank accounts		11		29
Total current assets		2,051		10,659
Total assets		50,610		57,702

Shareholders´equity and liabilities
Shareholders´equity
Restricted equity	9,891		9,891
Unrestricted equity	18,623	28,514	39,345	49,236
Untaxed reserves		2,004		2,004
Provisions		204		216
Non-current liabilites
Liabilities to Group companies		6		6
Currrent liabilites 1)		19,882		6,240
Total shareholders´equity and liabilities		50,610		57,702
1) Of which SEK 19.395 M (5.757) pertains to Group companies

During the first quarter 2007, SEK 2.886 M was transferred to N.A. KK, a completely owned newly-formed Japanese company, whose main business is to acquire and hold the shares in Nissan Diesel. The parent company's holding in Nissan Diesel (19%) with a carrying value of SEK 2.001 M was sold to N.A. KK and remaining shares consisting of preference shares with a carrying value of SEK 3.493 M, were reclassified from shares in non-Group companies to shares in Group companies at the time Nissan Diesel was consolidated in the balance sheet of the Volvo Group.
During the first six months, the partnership Blue Chip Jet II HB has been capitalized with SEK 144 M.

During the spring, following a decision at the Annual General Meeting, an extraordinary dividend was carried out in the form of a 6:1 split with automatic redemption, in which the sixth share was redeemed by AB Volvo for SEK 25 per share. Together with the ordinary dividend a total of SEK 20.255 M was distributed to Volvo's shareholders. The decision also included a bonus issue without issuance of new shares through the transfer of SEK 426 M from unrestricted shareholders' equity to share capital which then was restored to the same level as prior to the redemption procedure. Following these transactions Volvo has a total of 2.128.420.220 registered shares, of which 677.601.630 shares of series A and 1.450.818.590 shares of series B.

Investments in fixed assets amounted to SEK 1 M (0).
Financial net debt amounted to SEK 18.383 M at the end of the second quarter (3.589).

The Board of Directors and the CEO certify that the half-yearly financial report gives a fair review of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Göteborg July 25, 2007
AB Volvo (publ)

Finn Johnsson
Chairman of the board

Peter Bijur		Per-Olof Eriksson
Board member		Board member

Tom Hedelius	Leif Johansson	Philippe Klein
Board member	President and	Board member
Board member

Martin Linder	Olle Ludvigsson	Johnny Rönnkvist
Board member	Board member	Board member

Louis Schweitzer	Ying Yeh	Lars Westerberg
Board member	Board member	Board member

Review Report

We have reviewed the interim report for the period January 1 to June 30, 2007, for AB Volvo. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Göteborg, July 25, 2007

PricewaterhouseCoopers AB

Göran Tidström	Olov Karlsson
Authorized Public Accountant	Authorized Public Accountant
Lead partner	Partner

Rapport on the first nine months 2007

AB Volvo’s report on the first nine months 2007 will be published October 24, 2007, and will be available at www.volvo.com.

Further publication dates

Report on 2007 operations	February 2008
Annual report 2007	March 2008

The character of the information is such that it shall be disclosed by AB Volvo (publ) in accordance with the Swedish Securities and Clearing Operations Act and/or the Swedish Financial Instruments Act. The information was disclosed to the media on July 25, 2007 at 7.30 a.m.

This report contains forward-looking statements that reflect management’s current views with respect to certain future events and potential financial performance. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, (ii) success of business and operating initiatives, (iii) changes in the regulatory environment and other government actions, (iv) fluctuations in exchange rates and (v) business risk management.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company’s registration contract with the Stockholm Stock Exchange if and when circumstances arise that will lead to changes compared to the date when these statements were provided.

Deliveries
	Second quarter			First six months
	2007	2006	Change	2007	2006	Change
Trucks
Europe	33,102	32,620	1%	61,939	60,743	2%
Western Europe	25,638	27,564	(7%)	49,176	52,425	(6%)
Eastern Europe	7,464	5,056	48%	12,763	8,318	53%
North America	5,540	18,038	(69%)	14,564	35,579	(59%)
South America	3,595	2,940	22%	6,591	5,488	20%
Asia	9,688	2,927	231%	12,818	5,796	121%
Middle East	2,638	1,899	39%	4,697	3,786	24%
Other Asia	7,050	1,028	586%	8,121	2,010	304%
Other markets	5,423	2,709	100%	7,927	4,942	60%
Total Trucks	57,348	59,234	(3%)	103,839	112,548	(8%)

Mack Trucks
Europe	-	-	-	-	-	-
Western Europe	-	-	-	-	-	-
Eastern Europe	-	-	-	-	-	-
North America	2,752	8,769	(69%)	6,703	17,420	(62%)
South America	643	810	(21%)	1,360	1,391	(2%)
Asia	78	51	53%	88	67	31%
Middle East	71	50	42%	81	66	23%
Other Asia	7	1	600%	7	1	600%
Other markets	376	370	2%	677	605	12%
Total Mack Trucks	3,849	10,000	(62%)	8,828	19,483	(55%)

Renault Trucks
Europe	17,656	18,925	(7%)	32,750	36,005	(9%)
Western Europe	15,190	16,925	(10%)	28,603	32,458	(12%)
Eastern Europe	2,466	2,000	23%	4,147	3,547	17%
North America	154	226	(32%)	234	352	(34%)
South America	221	162	36%	503	631	(20%)
Asia	973	1,026	(5%)	2,055	2,052	0%
Middle East	865	909	(5%)	1,850	1,854	0%
Other Asia	108	117	(8%)	205	198	4%
Other markets	1,203	1,383	(13%)	2,311	2,619	(12%)
Total Renault Trucks	20,207	21,722	(7%)	37,853	41,659	(9%)

Volvo Trucks
Europe	15,446	13,695	13%	29,189	24,738	18%
Western Europe	10,448	10,639	(2%)	20,573	19,967	3%
Eastern Europe	4,998	3,056	64%	8,616	4,771	81%
North America	1,933	9,043	(79%)	6,926	17,807	(61%)
South America	2,415	1,968	23%	4,412	3,466	27%
Asia	2,185	1,850	18%	4,223	3,677	15%
Middle East	1,120	940	19%	2,184	1,866	17%
Other Asia	1,065	910	17%	2,039	1,811	13%
Other markets	1,302	956	36%	2,397	1,718	40%
Total Volvo Trucks	23,281	27,512	(15%)	47,147	51,406	(8%)

Nissan Diesel 1)
Europe	-	-	-	-	-	-
Western Europe	-	-	-	-	-	-
Eastern Europe	-	-	-	-	-	-
North America	701	724	-	701	-	-
South America	316	136	-	316	-	-
Asia	6,452	12,728	-	6,452	-	-
Middle East	582	417	-	582	-	-
Other Asia	5,870	12,311	-	5,870	-	-
Other markets	2,542	1,958	-	2,542	-	-
Total Nissan Diesel	10,011	15,546	-	10,011	-	-
1) Please note that Nissan Diesel’s deliveries for the second quarter are not included in the Volvo Group deliveries. The figures for the second quarter are supplied for information purposes only.

Buses
Europe	867	913	(5%)	1,651	1,813	(9%)
Western Europe	751	839	(10%)	1,420	1,648	(14%)
Eastern Europe	116	74	57%	231	165	40%
North America	350	479	(27%)	727	972	(25%)
South America	269	347	(22%)	412	564	(27%)
Asia	692	1,208	(43%)	1,478	2,182	(32%)
Other markets	115	75	53%	253	182	39%
Total Buses	2,293	3,022	(24%)	4,521	5,713	(21%)